

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

<u>Via E-mail</u>
Samsak Chivavibul
President and Chief Financial Officer
Navient Funding LLC
2001 Edmund Halley Drive
Reston, Virginia 20191

> **Re: SLM Student Loan Trust 2012-7**
> **SLM Student Loan Trust 2013-1**
> **Form 10-K**
> **Filed March 28, 2014**
> **File Nos. 333-166301-10 and 333-166301-11**

Dear Mr. Chivavibul:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Eric Watson, Navient Corporation
       Mark Heleen, Navient Corporation